UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

1.	Press release of CEMEX, S.A.B. de C.V. (NYSE:CX), dated August 29, 2016, announcing that it has reached an agreement with Grupo Cementos de Chihuahua, S.A.B. de C.V. (“GCC”) on the terms and conditions regarding the sale to GCC of certain assets in the U.S. originally announced on May 2, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: August 29, 2016	By:	/s/ Rafael Garza
	Name:	Rafael Garza
	Title:	Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.	Press release of CEMEX, S.A.B. de C.V. (NYSE:CX), dated August 29, 2016, announcing that it has reached an agreement with Grupo Cementos de Chihuahua, S.A.B. de C.V. (“GCC”) on the terms and conditions regarding the sale to GCC of certain assets in the U.S. originally announced on May 2, 2016.